Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2011		2010		2011		2010
Earnings:
Income (loss) before income taxes	$67.3		$(51.2)		$94.0		$(200.7)
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(1.9)		0.1		(1.6)		(0.4)
Fixed charges	46.6		42.7		120.3		126.5
Earnings	$112.0		$(8.4)		$212.7		$(74.6)
Fixed charges:
Interest expense, including debt discount amortization	$37.1		$36.1		$93.2		$107.4
Amortization/writeoff of debt issuance costs	3.3		1.8		12.8		5.1
Portion of rental expense representative of interest factor (assumed to be 33%)	6.2		4.8		14.3		14.0
Fixed charges	$46.6		$42.7		$120.3		$126.5
Ratio of earnings to fixed charges	2.4	x	—	(1)	1.8	x	—	(1)
Amount of earnings deficiency for coverage of fixed charges	$—		$51.1		$—		$201.1
(1) Less than 1.0x